EXHIBIT 99.1
For the three- and six-month periods ended June 30, 2005, the Company had no revenue. The Company incurred lower expenses in the three- and six-month periods ended June 30, 2005, compared to the three- and six-month periods ended June 30, 2004, as a result of lower operating and research a development costs. For the three- and six-month periods ended June 30, 2005, general and administrative expenses are anticipated to be approximately $583,880 and $1,245,475, respectively, and research and development expenses are anticipated to be approximately $190,637 and $592,122, respectively. These decreases are primarily attributable to a decrease in non-cash amortization, deferred compensation and consulting fees, professional fees, travel expenses and non-cash research expense, partially offset by an increase in corporate expenses, product testing and research by RAND Corporation.
As a result of the foregoing, the Company’s net loss for the three-month period ended June 30, 2005 will be approximately $774,517 or $.02 per share, compared to a net loss of $2,164,731, or $.06 per share, for the three-month period ended June 30, 2004; and the Company’s net loss for the six-month period ended June 30, 2005 will be approximately $1,839,573 or $.05 per share, compared to a net loss of $2,900,757, or $.08 per share, for the six-month period ended June 30, 2004. It should be noted that the Company has relied upon its 2004 Stock Option Plan to compensate consultants and employees who have assisted in developing and executing the Company’s business plan. This reliance, together with issuances of stock by the Company in connection with its private offering of stock and warrants that included the periods covered by this Report, has significantly narrowed the loss per share in the three- and six-month periods ended June 30, 2005, by increasing the total number of shares of the Company’s common stock outstanding as of such date.